GUINNESS EXPLORATION, INC.
844 REDDINGTON COURT
COQUITLAM, BRITISH COLUMBIA
CANADA, V4C 4P7
604.944.8133

July 3rd, 2007

United States Securities and
Exchange Commission
Mail Stop 7010
Washington, D.C.,
20549-7010

Sent via courier

Attention:      Jason Wynn

Dear Sirs:

Re:      Guinness Exploration, Inc. – File Number 333-139683

Further to our telephone conversation of June 27, 2007, in which you indicated that you had no further comments, we have filed the attached Form SB-2 A/2 on EDGAR with updated financials to the end of February 2007 as requested.

As such, we hereby request acceleration of the effective date of the pending registration statement on Form SB-2/A for Guinness Exploration, Inc.  We ask that the acceleration of the effectiveness take place at 4:00 p.m. EST on Monday July 9th, 2007 or so soon thereafter as is practicable.

In submitting this request, we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not relieve the Commission from taking any action with respect to the filing; and

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the forgoing to be satisfactory and anxiously await receipt of confirmation of effectiveness.

Regards,

/s/ Donald Kello
Donald Kello, President